October 10, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     MPLX LP
        Registration Statement on Form S-3 (Registration No. 333-219795)
Ladies and Gentlemen:
On behalf of MPLX LP (the “Partnership”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-3 (File No. 333-219795) (the “Registration Statement”) of the Partnership be declared effective at 4:00 p.m. Eastern Time on Thursday, October 12, 2017, or as soon thereafter as practicable. The Partnership respectfully requests that you notify Kimberly J. Pustulka of Jones Day of such effectiveness by a telephone call to (216) 586-7002.
Please contact Kimberly J. Pustulka at (216) 586-7002 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,
MPLX LP

By:	MPLX GP LLC, its General Partner

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Corporate Secretary and Chief Compliance Officer
cc:    Kimberly J. Pustulka